SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

GASENE Project Financing

(Rio de Janeiro, December 14, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that two loans totalling R$1.36 billion have been contracted with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) to the special purpose company, Transportadora GASENE S.A., responsible for the implementation of the Southeast Northeast Interconnection Gas Pipeline Project - GASENE.

The first loan, in the amount of R$ 1.05 billion, will be used for the acquisition of pipes for the Cacimbas (ES) - Catu (BA) - GASCAC Gas Pipeline, nearly 940 kilometers long, representing an estimated total investment of R$ 3.5 billion. The second, in the amount of R$ 312 million, will be used for the construction of the Cabiúnas (RJ) - Vitória (ES) - GASCAV Gas Pipeline, approximately 300 kilometers long, with a total investment of R$ 1,5 billion.

The Gasene Project consists in constructing natural gas transport pipelines, with total extension of 1,4 thousand kilometers and transport capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal, in Rio de Janeiro, to the city of Catu, in Bahia. The project comprises the following sections: Gas Pipeline Cabiúnas (RJ) - Vitória (ES); Gas Pipeline Vitória (ES) - Cacimbas (ES) - (under construction with expected completion in the second half of 2007); and Gas Pipeline Cacimbas (ES) – Catu (BA).

The Gasene Project is part of Petrobras’ Gas Production Anticipation Plan - Plangas (Plano de Antecipação da Produção de Gás), which aims to increase natural gas production and supply in the Southeastern region, in 2006/2010 time frame. Plangas targets an increase of approximately 24 million of m3/day in the supply of natural gas in the South-Southeast, raising the current availability of 15,8 million of m3/day to 40 million of m3/day by the end of 2008.

Gas Pipeline Cabiúnas - Vitória (GASCAV)
The Gas Pipeline Cabiúnas-Vitória will be approximately 300 km long with a 28-inch nominal diameter “trunk line”, as well as a branch line, extending for 10 km and interconnecting the trunk line to Anchieta (ES). The maximum flow of the trunk line will be 20 million of m3/day of gas, with two compressor stations. The Cabiúnas-Vitória stretch has already preliminary license, installation license and construction authorization, its construction is already under way and the conclusion is scheduled for the second half of 2007.

Gas Pipeline Cacimbas - Catu (GASCAC)
The construction project of the Cacimbas - Catu Gas Pipeline is nearly 940 km in length and 28 inches of nominal diameter. The maximum flow will be of 20 million of m3 /day of gas, with one compressor station installed.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.